Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES CHANGES TO EXECUTIVE TEAM

Toronto, ON – March 23, 2015. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) announces changes to the structure of its executive team effective immediately. Ron Hochstein has been appointed Executive Chairman of the Company and David Cates has assumed the role of President and Chief Executive Officer. To facilitate these changes Mr. Lukas Lundin has resigned as Chairman of the Board, but will continue as a Director of the Company.

Replacing Mr. Cates as Chief Financial Officer of Denison is Mac McDonald. Prior to being appointed Chief Financial Officer of Denison, Mr. McDonald acted as Director of Financial Reporting for IAMGOLD Corporation. Mr. McDonald is a Chartered Professional Accountant (CPA, CA) and has been involved in the mining industry for over 10 years through his experience at IAMGOLD and prior to that at PricewaterhouseCoopers LLP. He has extensive knowledge in the areas of financial reporting under IFRS, risk and quality management, SOX and internal controls, as well as experience in public and private debt and equity offerings in Canada and the United States.

Mr. Lundin commented that, “Denison has one of the strongest management teams in the industry with a great track record of success in difficult markets. Over the last few years, the Company has achieved significant strides towards reaching its goal of becoming a leading uranium investment focused on developing its assets in Athabasca Basin. With these management changes, I am confident that Ron and David, along with the rest of the management team, will continue to lead Denison towards achieving its goal.”

Ron Hochstein will continue to serve as President and Chief Executive Officer of Uranium Participation Corporation (“UPC”).

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 467,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact
David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations